Filed by Western Digital Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SanDisk Corporation

Commission File No. 000-26734

Western Digital Corp.

Second Quarter Fiscal 2016 Conference Call/Webcast

January 28, 2016 - 2PM Pacific

Company Participants

•	Robert Blair – Vice President-Investor Relations
•	Stephen D. Milligan – Chief Executive Officer
•	Olivier Leonetti – Chief Financial Officer
•	Mike Cordano – President & Chief Operating Officer

Other Participants

•	Jayson A. Noland – Robert W. Baird & Co., Inc.
•	Mehdi Hosseini – Susquehanna Financial Group LLP
•	Kathryn L. Huberty –Morgan Stanley & Co. LLC
•	Rich Kugele – Needham & Co. LLC
•	Aaron C. Rakers – Stifel, Nicolaus & Co., Inc.
•	Amit Daryanani – RBC Capital Markets LLC
•	Monika Garg – Pacific Crest Securities LLC
•	Robert Cihra –Sterne, Agee CRT
•	Rod Hall – JP Morgan
•	Joe H. Wittine –Longbow Research LLC
•	Mark Miller – The Benchmark Company LLC
•	Mark Delaney –Goldman Sachs & Co.
•	Ananda Baruah – Brean Capital LLC

MANAGEMENT DISCUSSION SECTION

Operator

Good afternoon, and thank you for standing by. Welcome to Western Digital’s Financial Results for the Second Quarter of Fiscal Year 2016. Presently, all participants are in listen-only mode. Later, we will conduct a question-and-answer session. As a reminder, this call is being recorded. Now, I’ll turn the call over to Mr. Bob Blair. You may begin.

Robert Blair

Thank you, and good afternoon. This conference call contains forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause our actual results, performance or game plan or plans to differ materially from those expressed or implied by such forward-looking statements.

This conference call does not constitute an offer to purchase, or the solicitation of an offer to sell, any securities or a solicitation of any vote or approval in connection with the pending merger with SanDisk. Western Digital filed a Form-S4 Registration Statement with the SEC that includes proxy statements of SanDisk and Western Digital and a prospectus of Western Digital regarding the merger. After the joint proxy statement prospectus is declared effective, Western Digital and SanDisk will mail the definitive joint proxy statement prospectus to their respective stockholders. Investors and shareholders should read the joint proxy statements and prospectus carefully when it becomes available, because it contains important information about the merger.

In addition, Western Digital, SanDisk, and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from their respective shareholders in favor of the proposed transaction. You can find information about Western Digital directors and executive officers in Western Digital’s most recent proxy statement, and about SanDisk’s directors and executive officers in SanDisk’s most recent proxy statement. You may obtain a copy of these documents through the SEC’s website or the Western Digital and SanDisk websites.

Further references will be made during this call to non-GAAP financial measures. Reconciliations of the differences between the non-GAAP measures we provide during this call to the comparable GAAP financial measures are included in the quarterly fact sheet posted in the Investor Relations section of our website.

I also want to highlight that the information provided during this call today regarding the savings realized as a result of the integration of our WD and HGST subsidiaries and the expected costs to achieve such savings are included in the quarterly fact sheet posted in the Investor Relations section of our web site.

We ask that participants limit their comments to a single question and one follow-up question today. I also want to note that copies of remarks from today’s call will be available on the Investors section sometime later after this call. And now I’d like to turn the call over to Steve Milligan, Chief Executive Officer.

Stephen D. Milligan

Good afternoon and thank you for joining us. With me today are Mike Cordano, our President and Chief Operating Officer, and Olivier Leonetti, our Chief Financial Officer. After my opening remarks, Olivier will give additional commentary on our December quarter performance and our outlook for the March quarter. He will also provide an update on the expected integration savings resulting from the lift of almost all of the restrictions MOFCOM had placed on our business.

We continue to execute well, as we manage our business within an increasingly challenging global economic environment. We reported revenue of $3.3 billion, non-GAAP gross margin of 28.5%, and non-GAAP diluted earnings per share of $1.60. We also had strong free cash flow performance of $449 million, and our storage shipments for the December quarter grew to 69.1 exabytes.

The HDD TAM in the December quarter came in somewhat below our expectations. The gaming sector was weaker and enterprise volumes were a bit lighter than expected. We anticipate weak demand in the March quarter, resulting in a hard drive TAM of approximately 100 million units. The main factors behind this forecast are the expected combination of seasonal and secular trends, as well as increased caution among customers and end markets relative to challenging global economic conditions.

Being able to integrate our HGST and WD subsidiaries and transform into one company affords us the opportunity to optimize our business model for both the near and long-term.

We’re taking a number of important steps in this context. We’re reducing our cost base through a series of planned actions, including the elimination of redundancy in functions, products, and facilities. Olivier will provide additional detail in the magnitude and timing of the integration related savings, but let me cite a few examples.

Last week we announced the closure of our head wafer manufacturing facility in Otawara, Japan, one of our three head wafer facilities. We are streamlining our product roadmap by focusing our efforts to eliminate redundancy and optimize the products we offer, resulting in the elimination of a minimum of 6 programs. And we recently set our new leadership team with a plan to complete our new company-wide organizational structure in the June quarter. We believe this aggressive approach to reduce our cost structure will maintain and extend our cost leadership in the hard drive industry.

Turning to the longer term, we remain focused on transforming Western Digital into one of the world’s leading companies in the large, rapidly changing, and high-growth storage industry. We continue to believe in the unabated growth and the creation of data, in the amount of data being stored, and in our ability to create long-term value for our customers and shareholders.

We continue to diversify our revenue base into higher growth areas aligned with cloud storage and the third platform of computing. This includes building on our track record of innovation in capacity enterprise, most recently with our leadership in Helium sealed drives. Our Helium drives shipments totaled a record 1.5 million in the December quarter, including initial shipments of our 10 terabyte drive, our third generation Helium drive. First shipped by Western Digital in 2013, we are pleased with the success and wider adoption of Helium technology in enterprise IT, as it marks a shift for hard drive makers to deliver value-added storage solutions to customers, based on a value proposition of better total cost of ownership.

Our enterprise SSD revenue grew to $270 million in the December quarter. While we continue to believe enterprise SSD will be one of our main growth drivers, we expect to see a pause in our growth in the March quarter, given typical seasonal factors in enterprise IT spending, and as we proceed through a SAS product transition.

And we continue to see good traction in our Active Archive Systems business, with several wins in tier 2 cloud infrastructure, backup and archive applications, and other vertical markets.

Regarding the SanDisk acquisition, we are pleased with the progress we are making in obtaining required regulatory approvals. It has always been our goal to close the acquisition as soon as possible, and as noted in our Form 8-K filing earlier this month, we have completed the FTC review in the U.S. I would also note that the FTC completed its review without issuing a second request, which we see as confirmation of our view that this transaction is pro-competitive. We’ve also received recent approvals from antitrust agencies in Singapore and Japan. Based on our work with other agencies around the world, we currently anticipate that the acquisition will close in the June quarter.

I would like to emphasize the importance of the acquisition of SanDisk to our overall strategic plan. Once we close the acquisition, we will have the broadest set of products to offer our customers, a deep technology base across non-volatile memory, and rotating magnetic media, and an expanded, addressable market.

On the Unisplendour investment, we and Unisplendour continue to work with CFIUS, as they review the proposed investment in Western Digital. CFIUS has not yet reached a decision on whether the investment is a covered transaction. We continue to believe that we have structured this investment carefully, in order to avoid that result. Given CFIUS’ heavy case load towards the end of last year, we asked to withdraw and re-file our notice, in order to provide additional time for us to engage with them on our case. CFIUS agreed to our request, and we re-filed in January. We now expect a decision from CFIUS sometime in February.

Our strategic joint venture with Unisplendour to sell our storage systems in China [CORRECTED FROM JAPAN] is proceeding as planned. We successfully negotiated its terms, including operational and governance plans in late 2015. And with those complete, we are now in the process of satisfying certain closing conditions while simultaneously recruiting and staffing the JV.

I’m very excited about the company’s future, and our ability to create long-term value for our customers, shareholders and employees. Olivier will now provide his commentary before we take your questions.

Olivier Leonetti

Thank you, Steve. Our revenue for the December quarter was $3.3 billion. We shipped a total of 49.7 million hard drives, at the average selling price of $61. Our non-GAAP gross margin was 28.5%, and operating expenses totaled $542 million.

Non-GAAP tax expense for the December quarter was $21 million, or 5% of non-GAAP pre-tax income.

On a non-GAAP basis, net income was $374 million, or $1.60 per share.

In the December quarter, we generated $598 million in cash from operations, and our free cash flow totaled $449 million. Our CapEx totaled $149 million, or 4% of revenue.

We also declared a dividend in the amount of $0.50 per share.

We closed the quarter with total cash and cash equivalents of $5.4 billion, of which approximately $500 million was held in the U.S.

I will now provide an update regarding the cost savings we expect to realize as a result of the integration of our WD and HGST subsidiaries. All of my references in the following commentary are based on calendar years.

To remind everyone, we previously indicated that we would realize $400 million of operating expense savings. We also said we would achieve additional meaningful savings from reductions in cost of goods sold. Finally, we indicated the savings would be attained over one to two years period. There are three main components in realizing these savings, including asset and footprint reduction, product roadmap consolidation and organization rationalization.

During our last Earnings Call, we also mentioned that the quarterly baseline for operating expenses is $570 million, from which these cost savings should be calculated.

Following our initial integration planning, we continue to expect to realize $400 million of operating expense reduction per year on the run rate basis by the end of 2017. For cost of goods sold, we expect to realize $250 million of synergy per year on the run rate basis by the end of 2017. This would give us the opportunity to consistently operate in the top half of our existing gross margin model of 27 to 32%.

We expect to achieve 50% of the synergy run rate by the end of 2016, and the balance by the end of 2017. We currently estimate cash costs to achieve these savings to be approximately $800 million. This estimate will continue to be refined as we finalize our cost reduction efforts. Finally, we expect about 75% of these costs to be incurred in 2016, and the balance in 2017.

Moving onto our guidance for the March quarter, we expect revenue to be in the range of $2.8 billion to $2.9 billion. On a non-GAAP basis, we expect gross margin percentage to be up from our December quarter. Operating expenses of approximately $500 million. We estimate non-GAAP earnings per share between $1.20 and $1.30.

Operator, we’re now ready to open the call for questions.

Stephen D. Milligan

Operator, before we get the questions I just wanted to correct -- I had a mis-reading of my script. The strategic joint venture with Unisplendour will sell our storage systems in China. I believe I misread that as Japan, so I just wanted to clarify that. We’ll take people’s questions now. Thank you.

Q&A

Operator

Thank you. Ladies and gentlemen, we will now begin the question and answer portion of today’s call. One moment, please, for the first question. Our first question here comes from Jayson Noland with Robert W. Baird. Your line’s now open.

Q - Jayson A. Noland – Robert W. Baird & Co., Inc.: Thank you, and appreciate the detail, Steve and Olivier, on the cost-cutting. I wanted to ask, on the timing, 50% in 2016 and 50% in 2017 -- how does that roll out through the year, Olivier?

A - Olivier Leonetti: It will be, you know, equally stepping up. I think it’s fair to expect that by the end of calendar year 2016, OpEx should be around $520 million, and at the end of calendar year 2017, about $470 million.

Q - Jayson A. Noland – Robert W. Baird & Co., Inc.: Okay. And then a follow-up on exabytes shipped. Some softness at the end of the year. Do you have much visibility? And what should we expect from the year from a seasonality perspective? Thank you.

A – Mike Cordano: Let me take that question. So I think relative to exabytes shipped, particularly in capacity enterprise, we did see it come in a little beneath our estimate of 35% growth year-on-year. It came in around 32%. We would expect we would normalize back towards 35% this year. We do have some visibility in terms of capital investments of our large customers. We’d expect the seasonality to move back towards something more typical, where we would see something in the range of 55% to 60% in the second half of the calendar year, the balance in the first half.

Q - Jayson A. Noland – Robert W. Baird & Co., Inc.: Thank you.

Operator

Thank you. And our next question comes from Mehdi Hosseini with SIG. The line is now open.

Q - Mehdi Hosseini – Susquehanna Financial Group LLP: Yes. Thanks for taking my question. Steve, I think everybody wants to hear what you have to say about the -- in case the Unis deal doesn’t happen. In other words, if CFIUS approval is not obtained by the end of February, then the SanDisk acquisition requires Western Digital shareholder approval and given the fact you seem comfortable that SanDisk is going to close in the June quarter, what gives you confidence that your shareholders are going to approve this?

A - Steve Milligan: Yeah. So there’s kind of several questions in there. Let me clarify a couple of things. The first thing is that the closing of the SanDisk acquisition is not contingent upon the closing of the Unis transaction. What will be affected, if for one reason or another, the Unis transaction were not to close, would that incremental shares would be issued to the SanDisk shareholders in that sort of a scenario. Under either event, we will be seeking shareholder vote on the transaction and the only question is will the number of shares exceed 20% of our outstanding shares? And so there is a scenario where we would seek a shareholder vote, but it may not require the issuance of 20% of our shareholders. But either way, we will be conducting a proxy solicitation and vote, on behalf of our shareholders.

Regarding our confidence level in terms of shareholder, in terms of shareholder -- our strong belief is and very strong belief and strong conviction is that this is the appropriate move for us to make for long-term shareholder value creation. And we’re confident in our ability to be able to get the necessary approvals from our shareholders to proceed with the transaction.

Q - Mehdi Hosseini – Susquehanna Financial Group LLP: Great, thank you. And just a quick follow-up. Your December quarter had enterprise SSD revenue of $270 million, up 44% year-over-year. How should we think about that trending into calendar year 2016?

A Mike Cordano - Yeah, so, I think we noted in our comments there will be some dynamics happening in the first part of the year where we’d expect a pause in that growth. And that’s due to two factors. One is would be typical IT spending being on a more cyclical basis or a seasonal basis. And we do see additional competition in that space, which we would expect to have an effect on our trajectory.

A - Steve Milligan: That being said, one of the things that we’ve said consistently is that we believe with our product portfolio and execution we have the opportunity to continue to grow our enterprise SSD revenue at a multiple of the market growth, and we continue to believe that that will be the case moving forward.

Q - Mehdi Hosseini – Susquehanna Financial Group LLP: Would you elaborate on the market growth?

A - Steve Milligan: I believe -- What’s the longer term CAGR been estimated at?

A - Olivier Leonetti: We have been assuming about 25% to 30% CAGR over the next five years. And that’s a revenue statement.

Q - Mehdi Hosseini – Susquehanna Financial Group LLP: Great, thanks so much.

Operator

Thank you. The next question comes from Katy Huberty with Morgan Stanley.

Q - Kathryn L. Huberty – Morgan Stanley & Co. LLC: Thank you, good afternoon. Which segments are driving the below seasonal decline in the TAM in March? And then I have a follow-up.

A Mike Cordano: Yeah. So it’s primarily PC and gaming being the biggest impact to that effect.

Q - Kathryn L. Huberty – Morgan Stanley & Co. LLC: And then you mentioned some visibility in the CapEx plans of large customers. I imagine you’re commenting about cloud. Facebook gave aggressive guidance last night, so that makes sense. Would you expect WD’s outside share of those large purchases among the cloud service providers to remain? And do you even think that you could grow your share of those purchases this year?

A Mike Cordano: Yeah, we think our value proposition to these customers with our product portfolio, as well as the services we wrap around them, allow us to maintain our share position over time. Obviously, we have continued to execute well, as we move forward, as we ramp the 10 terabyte product et cetera, but we don’t see anything that would particularly affect our aggregate share. Over time, we do expect some normalizing of the capacity point share.

Q - Kathryn L. Huberty – Morgan Stanley & Co. LLC: Okay. Thank you.

Operator

Thank you. And the next question comes from Rich Kugele from Needham & Company.

Q - Rich Kugele – Needham & Co. LLC: Thank you, good afternoon, gentlemen. A couple questions. First, we get a lot of inbound questions about interest rates relative to the deal. Can you just talk a little bit about relative to your original expectations to fund the SanDisk transaction and now your ability to go and pay that debt level as the, you know, acquisition closes.

And then secondly, in terms of the overall TAM, Mike, would you believe that the TAM hits a trough here in the March quarter? Or do you think that there’s potential further weakness in the June quarter? Thank you.

A - Steve Milligan: So Rich, let me address, and this is Steve, let me address the first part of that question. One of the things I think that is important to emphasize is that is when we evaluated the merits of doing the SanDisk transaction, there’s a number of things that we looked at. One is that we did -- we looked at various different scenarios from a business performance level. And we expected and anticipated that there could be some increased volatility from a market perspective both from a macro perspective as well as volatility as it relates to supply/demand dynamics in the NAND market. So we had stress cases. We have base case scenarios. We also had bull case scenarios. And in all those scenarios, the transaction proved to be value-creating for our shareholders longer term, so we’re very confident in that regard.

Additionally, as we approached the end of the year, we all know that we were looking at the potential for an increasing rate environment here in the U.S., so we factored in some expectation of rate increases in terms of that portion of our financing that would be affected by rate increases. And again, those rate increases to date have been within our expectations and we’re confident that that will remain the case.

Additionally, the other thing that we’ve talked about is -- and there’s additional detail to some degree in our S4 filing --is that we expect to quickly de-leverage our debt to the tune of specifically $3 million within a short period -- $3 billion, sorry, $3 billion within a short period of time after the closing of the transaction. That de-leveraging will occur in those areas of the market where we are more exposed to interest rate exposure.

And so for those various reasons, I would emphasize that we continue to be very confident with regards to our ability to service the debt post-close of the SanDisk transaction. So I’ll ask Mike to comment on the TAM.

A - Mike Cordano: Yeah, so to answer your question, Rich, I think we would see this as the low point of the year. I’ll give you a little additional color on it. Of the sequential decline that we’re projecting, we would chalk up roughly 2/3 of that to typical seasonality, as well as the secular changes in the market, the balance of that attributed to macro conditions. And I think we would also say that given the environment around us, we’re seeing a normal planning bias from the markets to be more conservative around build expectations, as well as around inventory position, and all that’s factored into our outlook.

A - Steve Milligan: Another thing, Rich, that I’d like to add to that is that we think that barring there being some other macroeconomic event that none of us can predict, that it appears that the calendar first quarter will be the low point from a TAM perspective as it relates to calendar 2016.

Q - Rich Kugele – Needham & Co. LLC: Excellent. Okay, thank you very much.

Operator

Thank you. And our next question comes from Aaron Rakers with Stifel, Nicolaus. Your line is now open.

Q - Aaron C. Rakers – Stifel, Nicolaus & Co., Inc.: Yeah, thanks for taking the questions. I want to go to the reported results. I think this quarter revenue was at the low end of your expectation, but gross margin, I think, you had initially guided to be up a little bit sequentially. So I’m curious of what the underlying drivers were to the relative shortfall in the gross margin line, and I do have a follow-up.

A - Olivier Leonetti: So the relative shortfall in margin was due to two factors. One was product mix, which was the majority of the shortfall, and the balance was lower volume impacting our absorption cost.

A - Steve Milligan: Yeah, and Aaron, the mix comment is really due to slightly lower enterprise volumes.

Q - Aaron C. Rakers – Stifel, Nicolaus & Co., Inc.: Okay. And then sticking on the gross margin line as a follow-up, as you look at driving the synergy expectations that you expect of $250 million a year, and we look out to calendar 2017, relative to the mix change happening in the overall hard disk drive industry, should we not be thinking that the gross margin line is at the high end of the 27 to 32? And if not, why not?

A - Steve Milligan: Well, I’m not so sure I would go to that point, at this stage. There’s a lot of moving parts, in terms of what happens with gross margin. The one thing that -- the biggest drag in terms of near-term on our gross margins if you want to call it that -- I mean, let’s be honest, we still continue to have strong gross margin performance, but it’s been weaker enterprise volumes. And it really has to do with what Mike was talking about in that the first half of calendar year 2015 had a higher mix of enterprise volumes, and then there was an absorption of that, those drives, in the back half. We will see that kind of flip and go to normal seasonality in calendar year 2016. So all things remaining equal, we should see our margins begin to benefit from that higher gross margin level as we exit calendar year 2016. But of course there can be other factors including pricing which can impact things. There can be total volumes. And so I don’t know if I want to be specific at this point as to when we’ll end up closer to that high end of that range. But we’re certainly going to do everything in our power to make it happen from an execution and from a product perspective.

Q - Aaron C. Rakers – Stifel, Nicolaus & Co., Inc.: Thank you.

Operator

Thank you. And our next question comes from Amit Daryanani from RBC Capital Markets

Q - Amit Daryanani – RBC Capital Markets LLC: Yeah, thanks a lot. Good afternoon, guys. I have two questions. One, I appreciate all the color on the MOFCOM integration savings you guys are providing. I’m curious. How do you think about cash conversion cycle and CapEx numbers trending, given the fact that you’re able to integrate these assets? And what’s the right way to think of those factors?

A - Olivier Leonetti: So, on the cash conversion cycle, we expect the impact to be minimum. We are going to have some impact on inventory, for example, but we wouldn’t factor major improvement. In CapEx, being at the low end of our range, even in the range of 4% is not a bad assumption.

Q - Amit Daryanani – RBC Capital Markets LLC: Perfect. And then, I guess if I follow up on some of the discussions before, Steve, what’s the comfort level you have today to the best you can talk about that the Unis investment comes in the way it was initially structured and doesn’t really change? And I want to clarify, you guys are going to seek a shareholder vote on the SanDisk transaction even if you don’t need it, even if you don’t have to issue 20% equity, right?

A - Steve Milligan: Yes, that’s correct. We will be seeking shareholder vote in any scenario, yes, you’re correct. Regarding our confidence level in terms of CFIUS ruling this to be a non-covered transaction, let me make a couple comments on that. The first thing is, which we’ve said repeatedly, is that we were very careful with regards to how we structured the transaction. And based upon -- based upon that, we do not believe it’s a covered transaction. Now, that being said, this is up to the CFIUS committee and the U.S. government to decide. And frankly, that’s very difficult at this stage to handicap. So, I’m not sure that I want to go there in terms of trying to predict that. We want to certainly respect the decision-making process that the government goes through. We’ll continue to engage with them and work with them. But clearly we were very careful with how we structured the transaction.

Q - Amit Daryanani – RBC Capital Markets LLC: Perfect. Thank you. And best luck, guys.

Operator

Thank you, and our next question comes from Monika Garg with Pacific Crest.

Q - Monika Garg – Pacific Crest Securities LLC: Hi. Thanks for taking my question. Olivier, could you maybe help us provide more financing detail for the debt you’re planning to raise, especially given that SanDisk pays 31% tax rate, any tax savings synergies from tax, if you could share with us? Thanks.

A - Olivier Leonetti: So, we believe, and we have -- we believe we can optimize the tax structure of SanDisk. We haven’t provided much more details than that. And on the debt, if you want to look at the details of the debt, I will refer to our S4 filing, which has all the details of the debt, including the various instruments we’ll be using, Monika.

Q - Monika Garg – Pacific Crest Securities LLC: All right, thanks. Then, Steve, maybe could you talk about when do you plan to start using SanDisk NAND in your enterprise SSDs, so you could see the margin benefit?

A - Steve Milligan: Well, the short answer is: As soon as we can, as soon as we possibly can, but obviously we’ve got to close the transaction and begin more formally the integration process, et cetera, et cetera. So we don’t have a specific time on that. But clearly, from a financial and from a product perspective, we’re highly motivated to make that happen as quickly as we can from a product development and lifecycle perspective.

Q - Monika Garg – Pacific Crest Securities LLC: Thank you so much.

Operator

Thank you. And our next question comes from Rob Cihra with Sterne, Agee CRT.

Q - Robert Cihra –Sterne, Agee CRT: Hi. Thanks very much. On cost cutting, I’m curious if I could ask two questions if I’m allowed. One is just on the guide for the gross margin in the March quarter being up sequentially. Is that already because you’re starting to actually get HGST cog savings? In other words, would it have otherwise been probably down as would normally be the case?

A - Olivier Leonetti: So it will be a mix of both: better mix, slightly, but also starting to realize some of the synergies.

A - Steve Milligan: Small amount, Rob.

Q - Robert Cihra –Sterne, Agee CRT: Yeah, okay. So actually there is some mix benefit there, I guess. And then second question is I appreciate the $400 million in OpEx cuts you guys have been talking about all along, so that makes sense. But frankly, if you look at the TAM now, it’s structurally lower than it was a year or so ago. So would it not actually be fair to think that something beyond the $400 million would actually make really more sense at this stage? Or is it just the fact you’d rather leave that as a separate -- that’s like a separate item -- your HGST overlapping and you’ve got something else? Thanks.

A - Steve Milligan: Yeah. Well, Rob, it’s an interesting question because you’re right, the $400 million we’ve been talking about for frankly 3.5, 4 years, if my memory is correct, but one thing that I would comment on is that subsequent to that period, as individual entities, there have been a number of OpEx reduction efforts that have occurred since that time. And so the actual reduction in our operating expenses from the close of the HGST/WD transaction is actually much greater than an annual run rate of

$400 million. For example, if you remember, the WD sub was engaged in the performance enterprise market. We have exited -- the WD side of that business it was exited. The OpEx savings were saved there. And so net kind of apples to apples, we’ve actually reduced our OpEx more than that original $400 million that we talked about 3.5 years ago.

Robert Blair

Next question please.

Operator

And the next question comes from Stanley Kovler with Citi research.

Q - Stanley Kovler with Citi: Thank you. I’m with Citi. As far as the cost savings goes, I was wondering if you could elaborate on cost savings beyond the HGST savings. At what point does the TAM get low enough where you would consider core capacity reductions to some degree? My first question. I have a follow-up.

A - Steve Milligan: Yeah. We -- that’s a fair question. We constantly look at that, constantly look at that. And again, kind of going back to the comment that I made to Rob Cihra’s question is that we have been -- as the TAM has come down over the last few years, we have been continuing to rationalize our business to a lower volume base. So it’s something that we dynamically and consistently evaluate, and will continue to do so as we move forward.

Q - Stanley Kovler with Citi: Thanks. And just on the transaction, if I could, what’s your sense of the Unis investment going through, if in the case that CFIUS does deem it a covered transaction, could that still be something that they’re interested in, to go through with that process and continue with their investment? And on the flip side, if they do wind up backing out for some reason or other considerations, is it possible to restructure the deal at this point to include more debt to lower the dilution in that second scenario of getting shareholder approval and buying SanDisk before the Unis transaction closes? Thank you.

A - Steve Milligan: Yeah. Again, fair question. I’m not going to go there. At this point, our priority is working to satisfy the closing conditions as it relates to the Unis investment, including getting through the CFIUS process. To speculate at this point as to what happens if the U.S. government considers it to be a covered transaction, it’s a little bit early to do that so I’m not going to dare do that at this point.

Operator

Our next question -- our next question comes from Rod Hall, JP Morgan.

Q - Rod Hall – JP Morgan: Yeah, hi, guys. Thanks for taking my question. I guess my first question is regarding visibility. I wonder if you could just remind us what the lead times look like right now for drives, and what gives you confidence that you have visibility beyond March, given the market seems so unpredictable at this stage? And then I’ve got a follow-up.

A - Mike Cordano: So relative to the visibility of demand, we have some improving insight, actually, as these businesses mature to plans for datacenter build outs and what’s going to be required to do that, and what our proportion of that might be. So, we continue to refine our engagement with those customers such that we get a more insightful view into it. Relative to our drive lead times, it depends on the type of drive that we’re talking about. Anywhere from sort of 4 to 8 weeks would be a good planning number. Larger capacity being a bit longer and that’s due to test time.

A - Steve Milligan: Yeah, and suffice it to say that, given kind of the market volatility that we’ve seen, the anxiousness that’s been out there, we are clearly taking a -- as well as our customers are taking, a very cautious view with regards to the demand outlook, particularly here in the near term. We believe that’s the prudent thing to do. But, as always in terms of the way that we manage our business, if demand happens to be higher than what we would expect, we’ll be there to meet that opportunity.

Q - Rod Hall – JP Morgan: Okay. And then my follow-up was just, I don’t know if you guys are able to estimate this, but do you have any idea where inventory levels stand on the consumer side right now? In weeks or some sort of duration sort of an estimate? And I guess on enterprise, the same question, although I suppose that’s much harder to estimate.

A - Steve Milligan: Yeah, we don’t necessarily have any specific data on that. Other than to indicate we think that inventory levels are pretty healthy. And what I mean by “healthy” is relatively lean, and in pretty good shape. In other words, we don’t think that there is any, call it, excess inventory. We had seen that through calendar year 2015, particularly with some of the -- in the PC market. We believe that that’s worked its way through the system. And so in that regard -- I mean, this is a positive statement. We don’t believe that there’s an inventory overhang that we or the broader industry need to deal with.

Q - Rod Hall – JP Morgan: I guess I was thinking on the other side of it, it seems like inventory ought to be getting very lean out there. And I just wondered how stretched is the inventory level?

A - Steve Milligan: I don’t have a good sense for that. I mean, I don’t think we have a call on that right now. So, I hope you’re right. I’ll put it that way.

Q - Rod Hall – JP Morgan: Yeah. Thank you.

Operator

Our next question comes from Joe Wittine with Longbow Research.

Q - Joe H. Wittine –Longbow Research LLC: Hi, thanks. Steve, there’s talk of Toshiba potentially exiting hard drives. Not to ask you to directly comment on the rumor mill, but instead, if it did take place, curious on your view as to what would happen to those assets from an industry point of view.

A - Steve Milligan: That -- that, I’m not going to speculate on. I mean, I don’t -- I don’t really know. I don’t know what Toshiba’s plans are. I mean, that’s obviously a question for them and what would they do? Would they sell them? I don’t know. That’s not a question that I’m going to speculate on.

Q - Joe H. Wittine –Longbow Research LLC: All right, fair enough. Maybe as a quick follow-up, could you just clarify on the enterprise SSD commentary. Growth will pause. Did you actually expect to decline year-over-year? That seems a little aggressive, just based on a product transition and along with that, when -- do you expect to show that 25% to 30% growth for calendar 2016 still?

A - Steve Milligan: Yeah, so I mean if you look at, we had $270 million of revenue last quarter. I believe a year ago we had about $230 million of revenue. So, we’ve got a tough compare. Obviously we’re still in the midst of the quarter, but it’s possible that we might see our year-on-year revenue down a bit, going into calendar Q1. But, and as far as the fiscal year, we would prefer not to be short-term focused, in terms of that, and -- but it’s really, when we talk about exceeding industry growth rates, it’s over a longer period of time. It’s a little bit too early to say whether or not our growth this year will accelerate or decelerate versus that. So, it’s not really an indication one way or the other but I’d prefer not to comment on that specifically.

Q - Joe H. Wittine –Longbow Research LLC: Thanks.

Operator

Our next question comes from Mark Miller with Benchmark.

Q - Mark Miller – The Benchmark Company LLC: Should enterprise sales for the first two quarters of the fiscal year, they’re significantly below what they were a year ago. In fact your new sales this quarter I think were the lowest since the first quarter of fiscal ‘13. Just wondering, with the anticipated growth of the cloud, that’s somewhat surprising to me, and how much of this is macro? And is there anything else going on with that number?

A - Steve Milligan: So, Mark, just to clarify, you must be looking at units, right?

Q - Mark Miller – The Benchmark Company LLC: Yes.

A - Steve Milligan: Yeah, so I think one of the things that we need to continue to focus on is the petabyte growth as opposed to the unit growth. Obviously, as we ship higher capacity points, we’re going to ship, all things remaining equal, fewer units. So as Mike indicated, we continue to see strong petabyte growth. The number that we’re estimating is 32% which is -- well, longer term, 35%. This past year for us was 32%, which is pretty consistent with our expectations.

Q - Mark Miller – The Benchmark Company LLC: And just final, if you could just explain in terms of the conversion, whether Unis goes through, I think if Unis doesn’t go through it’s like .24 shares of Western Digital for each SanDisk share. Is the price set on that? Or would you have to give more shares because the price has come down?

A - Steve Milligan: The exchange ratio and the price has been fixed.

Q - Mark Miller – The Benchmark Company LLC: Are you at liberty to say what the price of the fixed price is?

A - Steve Milligan: I believe it was $79.60 [CORRECTED FROM $79.50].

Q - Mark Miller – The Benchmark Company LLC: Thank you.

Operator

Our next question comes from Mark Delaney with Goldman Sachs.

Q - Mark Delaney – Analyst, Goldman Sachs & Co.: Yes, thanks very much for taking the questions. The first question is on your prepared remarks, Steve, you mentioned accommodation of both cyclical and secular factors were causing the weaker outlook. Can you talk more on some of the secular changes that you’re seeing and to what extent any secular pressure from flash versus hard drive has accelerated? And in particular, I’d be interested in any changes you’re seeing in the enterprise segment.

A - Mike Cordano: Yeah, so let me take client first. We see that continuing trend toward client SSDs, particularly in commercial class notebooks. It still remains within our planning guidelines, so we don’t see it accelerating beyond our expectation, but it is steadily increasing and it’s certainly factored into that outlook. Relative to the enterprise, we do see, as evidenced by our own SAS enterprise SSD strategy, we do see the beginnings of the incursion of enterprise SSD into what is traditionally performance enterprise. The way to think about that is it starts at the top first with 15,000 RPM drives as being the first area for that conversion to begin, and then later on it will be others. But we do see incursion in both those segments, all of which is happening within the rate of -- that we have planned in our outlook, so that would be the color I can give you.

Q - Mark Delaney –Goldman Sachs & Co.: Okay. That’s helpful. And then a clarification question on some of the prior SanDisk comments. I know you said you used a range of planning assumptions, but clearly there’s a lot of NAND market weakness and also interest rates and other factors. Is the comment that you made on the last – or on the SanDisk call, about 10% accretion, is that still the right number for us to be thinking about, or has that changed?

A - Steve Milligan: It’s still the correct number.

Q - Mark Delaney –Goldman Sachs & Co.: Thanks very much.

Operator

Our next question comes from Ananda Baruah with Brean Capital.

Q - Ananda Baruah – Brean Capital LLC: Hi, guys. Good afternoon. Thanks for taking the question. Appreciate it. Just two if I could. One is -- the first one is – one of the most frequent questions that we’ve gotten over the last few months with regards to the SanDisk deal is around Toshiba’s ability, or I guess sort of Toshiba’s positioning currently on 3D NAND IP development. So, Steve, was just wondering if you could remind us, in that regard, of the due diligence that you guys did in leading up to the announcement of the deal, and your comfort in that regard with regards to 3D NAND. That would be awesome. And then I have a follow-up. Thanks.

A - Steve Milligan: Sure. So just to remind everybody, as part of our due diligence as it relates to the SanDisk acquisition is that we did extensive technical due diligence related to where SanDisk/Toshiba was with regards to the 3D NAND transition. That -- we were very comfortable with where they were at and continue to be very comfortable with where they’re at with their transition, and are particularly encouraged by the recent announcements that they made in conjunction with their earnings announcement, which indicates that they are now commercially shipping their 3D 48 layer 3D NAND product into the marketplace.

Q - Ananda Baruah – Brean Capital LLC: Thanks. And then I guess my follow-up is: Commensurate with your TAM comments with September -- I’m sorry, March, being the calendar year low, could you share with us what your PC view is this year? And to what extent, if any, we may be able to see some enterprise refresh, or commercial refresh, as we get to the second half of this year. Thanks.

A - Steve Milligan: Yeah, so, relative to -- I’ll let Mike address the enterprise refresh. But in terms of PCs, we have not been bullish on the PC market for a while. And we would see, generally speaking, the rate of decline in the PC market to be a bit less than what it’s been this past calendar year. And maybe something in 6%, 5%, something like that kind of range on a full-year basis. But as I indicated, we continue to be not particularly optimistic from an overall perspective regarding what’s happening in the PC market. And our financial plans and future plans are not highly contingent on that. Mike? Enterprise outlook?

A - Mike Cordano: Yeah, so I think on an enterprise outlook basis, I sort of referenced it, on the capacity enterprise segment we see that continuing to progress. We see an increasing adoption of Helium-class drives as the people deploying infrastructure realize the benefits of the TCO that that technology offers. We articulated that growth rate we would expect across that total segment. Relative to the performance category, I just talked a little bit about that. We do see the continuing penetration of flash-based products into that marketplace. We see that continuing through the balance of the year, as evidenced by a number of people in their systems announcements most recently. We would expect that to benefit from that obviously with our strategy of being media agnostic as we move forward with completion of the SanDisk acquisition.

Q - Ananda Baruah – Brean Capital LLC: Thanks a lot. Very helpful.

Stephen D. Milligan

Thank you for joining us today. In summary, we continue to execute well in a challenging environment and we are taking proactive steps to maintain and extend our cost leadership in the HDD industry. We’re also pleased with our progress on our strategic efforts to diversify and strengthen the company for the long term, including the acquisition of SanDisk. We look forward to keeping you informed of our progress on all fronts. Thank you for joining us.

Operator

That concludes today’s conference call. Thank you for joining and you may now disconnect.

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Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding Western Digital Corporation’s (“Western Digital”) product and technology positioning, the anticipated benefits and timing of the integration of HGST and WD, the investment in the company by Unisplendour Corporation and Western Digital’s proposed merger with SanDisk Corporation (“SanDisk”) (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding Western Digital’s (and Western Digital’s and SanDisk’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the use of forward-looking words, such as “may,” “will,” “could,” “would,” “should,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast,” “approximate,” “intend,” “upside,” and the like, or the use of future tense. Statements contained herein concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of Western Digital (and the combined businesses of Western Digital and SanDisk), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of Western Digital based upon currently available information. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from Western Digital’s expectations as a result of a variety of factors, including, without limitation, those discussed below. These forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which Western Digital is unable to predict or control, that may cause actual results, performance or plans to differ materially from those expressed or implied by such forward-looking statements, including: volatility in global economic conditions; business conditions and growth in the storage ecosystem; pricing trends and fluctuations in average selling prices; the availability and cost of commodity materials and specialized product components; actions by competitors; unexpected advances in competing technologies; the development and introduction of products based on new technologies and expansion into new data storage markets; and other risks and uncertainties listed in the company’s filings with the Securities and Exchange Commission (the “SEC”), including Western Digital’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Western Digital undertakes no obligation to update these forward-looking statements to reflect new information or events

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that SanDisk’s stockholders do not approve the merger or that Western Digital’s stockholders do not approve the issuance of stock in the merger (to the extent such approval is required), potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the merger, uncertainties as to the timing of the merger, the possibility that the closing conditions to the proposed merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval, adverse effects on Western Digital’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, costs and difficulties related to the integration of SanDisk’s businesses and operations with Western Digital’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on Western Digital’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions. In addition to the factors set forth above, other factors that may affect Western Digital’s or SanDisk’s plans, results or stock price are set forth in Western Digital’s and SanDisk’s respective filings with the SEC, including Western Digital’s and SanDisk’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and Western Digital’s most recent registration statement on Form S-4. Many of these factors are beyond Western Digital’s and SanDisk’s control. Western Digital and SanDisk caution investors that any forward-looking statements made by Western Digital or SanDisk are not guarantees of future performance. Neither Western Digital nor SanDisk intend, or undertake any obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Important Additional Information and Where to find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Western Digital and SanDisk. In connection with the proposed merger, Western Digital filed a registration statement on Form S-4 with the SEC that contains a preliminary joint proxy statement of SanDisk and Western Digital that also constitutes a preliminary prospectus of Western Digital. After the registration statement is declared effective, Western Digital and SanDisk will mail the definitive joint proxy statement/prospectus to their respective stockholders. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Western Digital or SanDisk may file with the SEC and send to Western Digital’s and/or SanDisk’s stockholders in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF WESTERN DIGITAL AND SANDISK ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS,

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus as well as other filings containing information about Western Digital and SanDisk, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Western Digital will be available free of charge on Western Digital’s website at http://www.wdc.com. Copies of the documents filed with the SEC by SanDisk will be available free of charge on SanDisk’s website at http://www.sandisk.com.

Participants in Solicitation

Western Digital, SanDisk and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction is set forth in the preliminary joint proxy statement/prospectus filed with the SEC on December 11, 2015, as amended by Amendment No. 1, dated January 27, 2016. You can find information about Western Digital’s executive officers and directors in Western Digital’s definitive proxy statement filed with the SEC on September 23, 2015. You can find information about SanDisk’s executive officers and directors in its definitive proxy statement filed with the SEC on April 27, 2015. You can obtain free copies of these documents from Western Digital and SanDisk, respectively, using the contact information above. Investors may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus filed on Western Digital’s most recent Form S-4.